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                                       ISSUER TENDER OFFER STATEMENT - EXHIBIT 6


Agreement between Thermwood Corporation and Kenneth J. Susnjara
("Securityholder") concerning Securityholder's intentions with regard to his Company securities in the Exchange Offer.


                   Intentions Under Thermwood's Exchange Offer


Dear Sirs:

I am a director of Thermwood Corporation. I do not intend to tender any shares of the common stock or options to purchase shares of common stock of Thermwood Corporation that I currently hold in exchange for debenture bonds under the exchange offer.

Sincerely,

/s/ Kenneth J. Susnjara